EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Registrant owned 100% of the outstanding stock of the following companies as of December 31, 2024, except as noted:

Name	State of Incorporation
Atlantic States Insurance Company	Pennsylvania
Southern Insurance Company of Virginia	Virginia
The Peninsula Insurance Company	Pennsylvania
Peninsula Indemnity Company*	Pennsylvania
Michigan Insurance Company	Michigan

*    Wholly owned by The Peninsula Insurance Company.